UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
C.N.P.J. nº 90.400.888/0001-42
Publicly-held Company with Authorized Capital
NIRE 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 30, 2013

DATE, TIME AND PLACE:

May 30, 2013, at 2:00 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

All members of the Board of Directors of the Company attended: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez –  Vice-President of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira, José Roberto Mendonça de Barros, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo and Mss. Viviane Senna Lalli and Marilia Rocca – Board members.

CALL NOTICE:

The meeting was called in accordance with Article 16 of the Bylaws of the Company.

BOARD:

Presiding the board, with due regard to Article 18, I, of the Bylaws of the Company, the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Vice-President Officer of the Company, to act as Secretary.

AGENDA:

To review, discuss and resolve upon (I) the proposal submitted by the Executive Office, as approved in the meeting held on this date at 11:00 a.m., regarding the key terms and conditions of the proposal for transfer and strategic partnership related to the business of Santander Brasil Asset Management DTVM S.A. (Asset Management Strategic Transaction and SAM Brasil, respectively) upon: (i)  the sale by Banco Santander (Brasil) S.A. and by Santander Leasing S.A. Arrendamento Mercantil S.A. of the totality of the shares issued by SAM Brasil DTVM; (ii) transfer of assets, liabilities and contracts of SAM Brasil DTVM, related to the asset management business; (iii)  execution of one or more commercial agreements with the Asset Manager (as defined below); and (II)  other matters related to the preceding items.

RESOLUTIONS:

Initially, all of the members of the Board of Directors have approved that the minutes of the meeting should be draw up as a summary. It was further approved, the publication of the minutes of the meeting as a summary, omitting the Board members’ signatures.

Forthwith, resolving upon the Agenda, after reviewing and discussing the foregoing matters, and based on the documents submitted to the Board members, which, duly identified as supporting documents for the transaction (“Supporting Documents”), will be filed at the Company’s headquarters, the Board of Directors of the Company (I) approved, without limitation, under Article 17, XIX of the Bylaws of the Company, with the abstention of Messrs. José Antonio Alvarez Alvarez and José Manuel Tejón Borrado, who have declared themselves impaired for having an executive role in Santander Spain, the key terms and conditions for the Asset Management Strategic Transaction, as described under the Supporting Documents, which shall have the following characteristics: (i)  purposes: (1) the sale by Banco Santander (Brasil) S.A. and by Santander Leasing S.A. Arrendamento Mercantil S.A. of the totality of the shares issued by SAM Brasil DTVM, provided that (a) a part (to be defined under the transaction definitive agreements) will be sold, directly or indirectly, to a company abroad in which Santander Spain will hold an equity interest of 50% and foreign investors not pertaining to Santander Group (General Atlantic and Warburg Pincus) will hold the remaining 50% stake. Such company will work as a vehicle for a global strategic partnership between Santander Spain and the referred investors in the asset management business (the “Holding Company”), and (b) the other part (to be defined under the transaction definitive agreements) will be, directly or indirectly, sold to Santander Spain; (2) the transfer of SAM Brasil DTVM’s assets, liabilities and contracts related to the asset management business to a new asset manager to be held directly or indirectly by the Holding (“Asset Manager”); such transfer may involve a corporate restructuring of SAM Brasil DTVM; and (3) execution of one or more commercial agreements laying down the general association rules, which will assure to the Asset Manager access to and distribution of its products and services to Santander Brazil clients; (ii)  transaction price: approximately Eur 822 million, subject to adjustments resulting from equity variations occurring between the appraisal date and the closing date of the transaction, as well as adjustments to be set out in the definitive contracts for the transaction; (iii) appraisal of SAM BRASIL DTVM: it was performed the appraisal of the current asset manager in Brazil by the independent accounting firm KPMG; (iv) conditions of payment: cash payment, at the closing of the transaction; (v) transaction conditions: transaction will be subject to fulfillment of certain conditions precedent that are usual to similar transactions, including the negotiation and execution of definitive contracts as well as the issuance of competent regulatory approvals. The Asset Manager shall obtain the accreditation for asset management activities with CVM and the transfer of the investment fund management to the Asset Manager will be subject to prior approval of the investors at a special general meeting of investors called to that end. The transaction was submitted to the analysis of the Audit Committee and has its favorable opinion; (II)  authorized the Executive Office to perform all actions necessary for the implementation of the transaction under the terms of the Supporting Documents, and to negotiate the terms of the definitive agreements. It further authorized the Executive Office to release a Material Fact related to the disclosure to the market of the referred transaction and execute the documents necessary for the implementation of the transaction.

CLOSING:

There being no further matters to discuss, the meeting was closed and these minutes were drawn up, which after having been read and approved was signed by all of the members of the Board of Directors present and by the Secretary. São Paulo, May 30, 2013. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez –  Vice-President of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira, José Roberto Mendonça de Barros, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo and Mss. Viviane Senna Lalli and Marilia Rocca – Board members. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that these minutes are a true copy of the original minutes drawn up in the Book of Minutes of Meetings of the Board of Directors of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer